M III Acquisition Corp.

3 Columbus Circle

15th Floor
New York, NY 10019

June 6, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M III Acquisition Corp.
Registration Statement on Form S-1
Filed April 19, 2016, as amended
File No. 333-210817

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, M III Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, June 8, 2016, or as soon as thereafter practicable.

Please note that we acknowledge the following:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mohsin Y. Meghji

Mohsin Y. Meghji

Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller